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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 COST PLUS, INC.
                                ----------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    221485105
                                 --------------
                                 (CUSIP Number)

                                 March 23, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

SCHEDULE 13G

-------------------
CUSIP No. 221485105
-------------------

--------  ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          Jakup a Dul Jacobsen

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------  ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [X]
--------  ----------------------------------------------------------------------
 3        SEC USE ONLY
--------  ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION
          Denmark
-------------------------- ----- -----------------------------------------------
NUMBER OF SHARES             5   SOLE VOTING POWER
BENEFICIALLY OWNED               1,213(1)
BY EACH REPORTING          ----- -----------------------------------------------
PERSON WITH                  6   SHARED VOTING POWER
                                 2,202,400(2)
                           ----- -----------------------------------------------
                             7   SOLE DISPOSITIVE POWER
                                 1,213(1)
                           ----- -----------------------------------------------
                             8   SHARED DISPOSITIVE POWER
                                 2,202,400(2)
--------  ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          2,203,013(1)(2)
--------  ----------------------------------------------------------------------
 10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES(2)                                            [ ]
--------  ----------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.9%(1)(2)(3)
--------  ----------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON
          IN
--------  ----------------------------------------------------------------------

(1)     Such shares are held as custodian for minor child.

(2) Jakup a Dul Jacobsen may be deemed to be the beneficial owner of such shares of common stock of Cost Plus, Inc. reported herein through his direct ownership of Lagerinn ehf.

(3) The percentage of the shares of common stock indicated in this table are based on the 22,060,788 shares of common stock of Cost Plus, Inc. outstanding as of December 5, 2005, as disclosed in Cost Plus, Inc.'s most recent Form 10-Q filed with the Securities and Exchange Commission.

SCHEDULE 13G

-------------------
CUSIP No. 221485105
-------------------

--------  ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          Lagerinn ehf

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------  ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [X]
--------  ----------------------------------------------------------------------
 3        SEC USE ONLY
--------  ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION
          Republic of Iceland
-------------------------  ----- -----------------------------------------------
NUMBER OF SHARES             5   SOLE VOTING POWER
BENEFICIALLY OWNED               0
BY EACH REPORTING          ----- -----------------------------------------------
PERSON WITH                  6   SHARED VOTING POWER
                                 2,202,400(1)
                           ----- -----------------------------------------------
                             7   SOLE DISPOSITIVE POWER
                                 0
                           ----- -----------------------------------------------
                             8   SHARED DISPOSITIVE POWER
                                 2,202,400(1)
--------  ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          2,202,400(1)
--------  ----------------------------------------------------------------------
 10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                               [ ]
--------  ----------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.9%(1)(2)
--------  ----------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON
          CO
--------  ----------------------------------------------------------------------

(1) Lagerinn ehf may be deemed to be the beneficial owner of the shares of common stock of Cost Plus, Inc. through arrangements with Kaupthing Bank hf.

(2) The percentage of the shares of common stock indicated in this table are based on the 22,060,788 shares of common stock of Cost Plus, Inc. outstanding as of December 5, 2005, as disclosed in Cost Plus, Inc.'s most recent Form 10-Q filed with the Securities and Exchange Commission.

SCHEDULE 13G

-------------------
CUSIP No. 221485105
-------------------

--------  ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          Kaupthing Bank hf.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------  ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                      (b) [X]
--------  ----------------------------------------------------------------------
 3        SEC USE ONLY
--------  ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION
          Republic of Iceland
-------------------------- ----- -----------------------------------------------
NUMBER OF SHARES             5   SOLE VOTING POWER
BENEFICIALLY OWNED               0
BY EACH REPORTING          ----- -----------------------------------------------
PERSON WITH                  6   SHARED VOTING POWER
                                 1,342,400(1)
                           ----- -----------------------------------------------
                             7   SOLE DISPOSITIVE POWER
                                 0
                           ----- -----------------------------------------------
                             8   SHARED DISPOSITIVE POWER
                                 1,342,400(1)
--------  ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          1,342,400(1)
--------  ----------------------------------------------------------------------
 10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES                                               [ ]
--------  ----------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          6.0%(1)(2)
--------  ----------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON
          BK
--------  ----------------------------------------------------------------------

(1) Kaupthing Bank hf. may be deemed to be the beneficial owner of the shares of common stock of Cost Plus, Inc. through arrangements with Lagerinn ehf. Kaupthing Bank hf. hereby disclaims beneficial ownership of the shares of common stock of Cost Plus, Inc. held by Lagerinn ehf other than pursuant to such arrangements.

(2) The percentage of the shares of common stock indicated in this table are based on the 22,060,788 shares of common stock of Cost Plus, Inc. outstanding as of December 5, 2005, as disclosed in Cost Plus, Inc.'s most recent Form 10-Q filed with the Securities and Exchange Commission.

ITEM 1

(a) NAME OF ISSUER:

     Cost Plus, Inc. (the "Issuer")

(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     200 4th Street
     Oakland, California 94607

ITEM 2
(a) NAME OF PERSON FILING:

     This statement on Schedule 13G is being filed by (i) Jakup a Dul Jacobsen ("Jacobsen"); (ii) Lagerinn ehf ("Lagerinn"); and (iii) Kaupthing Bank hf. ("Kaupthing"). Jacobsen, Lagerinn and Kaupthing are hereinafter sometimes collectively referred to as the "Reporting Persons".

(b) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The business address of Jacobsen is c/o Lagerinn at Sundaborg 7, 104 Reykjavik, Republic of Iceland.

     The address of the principal office and principal business of Lagerinn is Sundaborg 7, 104 Reykjavik, Republic of Iceland.

     The address of the principal office and principal business of Kaupthing is Borgartun 19, IS-105 Reykjavik, Republic of Iceland.

(c) CITIZENSHIP:

     Jacobsen is from the Faroe Islands and is a citizen of Denmark.

     Lagerinn is Republic of Iceland corporation.

     Kaupthing is a Republic of Iceland Public Limited Company.

(d) TITLE OF CLASS OF SECURITIES:

                           Common Stock

(e) CUSIP NO.:

                           221485105

ITEM 3.

     Not applicable.

ITEM 4. OWNERSHIP

     See rows 5-9 and 11 on the cover page for each Reporting Person. Jacobsen beneficially owns 2,203,613 shares of Common Stock (the "Shares"). Lagerinn beneficially owns 2,202,400 Shares. A total of 1,342,400 of the Shares were purchased by means of equity swap agreements between Lagerinn and Kaupthing (the "Equity Swap Agreements"). Of the remaining Shares, 860,000 Shares are directly owned by Lagerinn and 1,213 are held by Jacobsen as custodian for his minor child.

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS

     Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON

     Dividends on the Shares held by Kaupthing pursuant to the Equity Swap Agreements will be paid to Kaupthing, in relation to its respective holdings, as the record owner of the Shares. Such dividends, however, are to be paid to Lagerinn pursuant to the Equity Swap Agreements.

     Other than as described above, to the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10.  CERTIFICATIONS

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2006

                                       JAKUP A DUL JACOBSEN


                                              /s/ Jakup a Dul Jacobsen
                                              ----------------------------------

                                       LAGERINN EHF


                                              /s/ Sigurdur Berntsson
                                              ----------------------------------
                                       Name:  Sigurdur Berntsson
                                       Title: Chief Financial Officer

                                       KAUPTHING BANK HF.


                                              /s/ Hannes Frimann Hrolfsson
                                              ----------------------------------
                                       Name:  Hannes Frimann Hrolfsson
                                       Title: Head of FX and Derivatives Sales
                                              Treasury of Kaupthing Bank Iceland


                                              /s/ Bjork Thorarinsdottir
                                              ----------------------------------
                                       Name:  Bjork Thorarinsdottir
                                       Title: Deputy Managing Director
                                              Corporate Banking Treasury of
                                              Kaupthing Bank Iceland

EXHIBIT A

                             JOINT FILING AGREEMENT

     This will confirm the agreement among the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, $0.01 par value per share, of Cost Plus, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended. The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 3, 2006

                                       JAKUP A DUL JACOBSEN


                                              /s/ Jakup a Dul Jacobsen
                                              ----------------------------------

                                       LAGERINN EHF


                                              /s/ Sigurdur Berntsson
                                              ----------------------------------
                                       Name:  Sigurdur Berntsson
                                       Title: Chief Financial Officer

                                       KAUPTHING BANK HF.


                                              /s/ Hannes Frimann Hrolfsson
                                              ----------------------------------
                                       Name:  Hannes Frimann Hrolfsson
                                       Title: Head of FX and Derivatives Sales
                                              Treasury of Kaupthing Bank Iceland


                                              /s/ Bjork Thorarinsdottir
                                              ----------------------------------
                                       Name:  Bjork Thorarinsdottir
                                       Title: Deputy Managing Director
                                              Corporate Banking Treasury of
                                              Kaupthing Bank Iceland